

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 18, 2017

Perry A. Sook
President and Chief Executive Officer
Nexstar Media Group, Inc.
545 E. John Carpenter Freeway
Suite 700
Irving, TX 75062

      Re: Nexstar Media Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 000-50478

Dear Mr. Sook:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Carlos Pacho for

                Larry Spirgel
                Assistant Director
                AD Office 11 − Telecommunications